United States securities and exchange commission logo





                              November 30, 2020

       Martin M. Werner
       Chief Executive Officer
       DD3 Acquisition Corp. II
       Pedregal 24, 3rd Floor, Interior 300
       Colonia Molino del Rey, Del. Miguel Hidalgo
       11040 Mexico City, Mexico

                                                        Re: DD3 Acquisition
Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed November 19,
2020
                                                            File No. 333-250212

       Dear Dr. Werner:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary, page 10

   1. You disclosure here and elsewhere in your prospectus indicates that if the forward purchase investors
purchase the 5,000,000 forward purchase shares under the contingent forward purchase
agreements and the $20 million of public units in this offering in which they have an indicated
an interest in purchasing and vote such share in favor of your initial business combination,
it is possible that no votes from other public stockholders would be required to approve
your initial business combination. However, your disclosure on pages
                                                        12 and 92 indicates
that if the forward purchase investors purchase such units, a lesser number of votes than
36.2% of the shares from other public stockholders would be
                                                        required to approve our
initial business combination." Please revise your disclosure to
 Martin M. Werner
DD3 Acquisition Corp. II
November 30, 2020
Page 2
       clarify here and throughout, as applicable, the number of votes from other public stockholders that would be required to approve your initial business combination if the forward purchase investors purchase these securities.
Risk Factors
Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions ... , page 41

2. You disclose here and on page 98 that the exclusive forum provision in your form of amended and restated certificate of incorporation will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. However, your disclosure does not appear to be consistent with the exclusive forum provision in your form of amended and restated
       certificate of incorporation, which states that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the
       Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. Please revise your disclosure or your form of amended and restated
       certificate of incorporation to address this discrepancy.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or
Mark
Wojciechowski, Staff Accountant, at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameMartin M. Werner
                                                             Division of
Corporation Finance
Comapany NameDD3 Acquisition Corp. II
                                                             Office of Energy &
Transportation
November 30, 2020 Page 2
cc:       Jason Simon, Esq.
FirstName LastName